AGUILA AMERICAN RESOURCES LTD.

#1305 - 1090 West Georgia Street
Vancouver, British Columbia
Canada V6B 3P8
Tel: (604) 685-9316 Fax: (604) 683-1585

January 24, 2003

TSX Venture Exchange
27th Floor, 650 W. Georgia Street
Vancouver, BC   V6B 4N9

Attention: Index Analyst

03003535

Dear Sirs:

Re: Property Acquisition - Issuance of 200,000 Common Shares

Pursuant to a Letter of Intent, dated April 15, 2002, as amended on October 4, 2002, between the Company and Luis Zumaeta, please accept this as notice that the Company has issued 200,000 common shares to Luis Zumaeta as initial payment for the option to acquire a 75% interest in certain mining exploration rights in Southern Peru. The shares have a hold period expiring on May 22, 2003.

Yours very truly,

AGUILA AMERICAN RESOURCES LTD.

Per:

Nick DeMare
Corporate Secretary

ND:as

cc: U.S. Securities and Exchange Commission (File No. 82-3093)